UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)   *

eLong, Inc.
(Name of Issuer)
American Depositary Shares, each representing two ordinary shares, par value $0.01 per ordinary share
(Title of Class of Securities)
290138205
(Cusip Number)
December 1, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  (Continued on following pages)
Page 1 of 12 Pages
Exhibit Index Found on Page 11

13G
CUSIP No. 290138205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CRCM Institutional Master Fund (BVI), Limited
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 520,700 ADSs, which is 5.6% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF ADSS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 520,700
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 520,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN ADSS (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 12 Pages

13G
CUSIP No. 290138205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CRCM LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 520,700 ADSs, which is 5.6% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF ADSS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 520,700
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 520,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN ADSS (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) IA, PN

Page 3 of 12 Pages

13G
CUSIP No. 290138205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ChinaRock Capital Management Limited
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 520,700 ADSs, which is 5.6% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, China
NUMBER OF ADSS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 520,700
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 520,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN ADSS (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 12 Pages

13G
CUSIP No. 290138205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CRCM LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 520,700 ADSs, which is 5.6% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF ADSS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 520,700
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 520,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN ADSS (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 12 Pages

13G
CUSIP No. 290138205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chun R. Ding
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 520,700 ADSs, which is 5.6% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF ADSS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 520,700
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 520,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN ADSS (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 12 Pages

Item 1.   Issuer

      (a)           Name of Issuer:

eLong, Inc. (the “Company”)

      (b)           Address of Issuer’s Principal Executive Offices:

Xingke Plaza Building, Tower B, Third Floor, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing 100016, People’s Republic of China

Item 2.   Identity And Background

      Title Of Class Of Securities And CUSIP Number (Item 2(d) and (e))

      This statement relates to American Depository Shares, each representing two ordinary shares, par value $0.01 per ordinary share  (the “ADSs”), of the Company.  The CUSIP number of the ADSs is 290138205.

      Name Of Persons Filing, Address Of Principal Business Office And Citizenship (Item 2(a), (b) and (c))

      This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	CRCM Institutional Master Fund (BVI), Limited, a British Virgin Islands limited company (the “Fund”), with respect to the ADSs held by it;

(ii)	CRCM LP, a Delaware limited partnership and the investment manager of the Fund (the “Investment Manager”), with respect to the ADSs held by the Fund;

(iii)
ChinaRock Capital Management Limited, a Hong Kong company limited by shares and the sub-investment adviser to the Investment Manager (the “Sub-Investment Adviser”), with respect to the ADSs held by the Fund;

(iv)	CRCM LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “General Partner”), with respect to the ADSs held by the Fund; and

(v)
Chun R. Ding, a United States citizen (“Ding”), the managing partner of the Investment Manager, the director of the Sub-Investment Adviser and a member of the General Partner, with respect to the ADSs held by the Fund.

The citizenship of each of the Reporting Persons is as set forth above.  The address of the principal business office of: (i) the Fund is c/o Walkers (BVI) Limited, PO Box 92, Road Town,

Page 7 of 12 Pages

Tortola, British Virgin Islands VG1110; (ii) the Investment Manager, the General Partner and Ding is One Maritime Plaza, Suite 2100, San Francisco, CA 94111; and (iii) the Sub-Investment Adviser is 2804 One Exchange Square, 8 Connaught Place, Central, Hong Kong, China.

Item 3.   If This Statement Is Filed Pursuant To Sections 240.13d-1(b) or 240.13d-2(b)
      or (c), Check Whether The Person Filing Is An Entity Specified In (a) - (k):

      Not Applicable.

      If This Statement Is Filed Pursuant To Section 240.13d-1(c), Check This Box. [X]

Item 4.   Ownership

      The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

      The ADSs reported hereby for the Fund are owned directly by the Fund.  The Investment Manager, as investment manager of the Fund, may be deemed to be the beneficial owner of all such ADSs owned by the Fund.  The Sub-investment Adviser, as sub-investment adviser to the Investment Manager, may be deemed to be the beneficial owner of all such ADSs owned by the Fund.  The General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such ADSs owned by the Fund.  Ding, as managing partner of the Investment Manager, director of the Sub-investment Adviser and member of the General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all such ADSs owned by the Fund.  Each of the Investment Manager, the Sub-investment Adviser, the General Partner and Ding hereby disclaims any beneficial ownership of any such ADSs.

Item 5.   Ownership Of Five Percent Or Less Of A Class

      Not Applicable.

Item 6.   Ownership Of More Than Five Percent On Behalf Of Another Person

      Not Applicable.

Item 7.   Identification And Classification Of The Subsidiary Which Acquired The Security Being  Reported On By The Parent Holding Company

      Not Applicable.

Item 8.   Identification And Classification Of Members Of The Group

      The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c).  Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.  Notice Of Dissolution Of Group

Page 8 of 12 Pages

      Not Applicable.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 12 Pages

SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2009

/s/ Chun R. Ding
CHINAROCK CAPITAL MANAGEMENT LIMITED
By Chun R. Ding, Director

/s/ Chun R. Ding
CRCM LLC,
On its own behalf and
as the General Partner of
CRCM LP,
as the Investment Manager of
CRCM Institutional Master Fund (BVI), Limited
By Chun R. Ding, Member

/s/ Chun R. Ding
Chun R. Ding

Page 10 of 12 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 11 of 12 Pages

EXHIBIT 1
to
SCHEDULE 13G

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

      The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  December 11, 2009

/s/ Chun R. Ding
CHINAROCK CAPITAL MANAGEMENT LIMITED
By Chun R. Ding, Director

/s/ Chun R. Ding
CRCM LLC,
On its own behalf and
as the General Partner of
CRCM LP,
as the Investment Manager of
CRCM Institutional Master Fund (BVI), Limited
By Chun R. Ding, Member

/s/ Chun R. Ding
Chun R. Ding

Page 12 of 12 Pages